SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                          to

Commission file number: 000-20646

Caraustar Industries, Inc.

Employees’ Savings Plan

3100 Joe Jerkins Boulevard

Austell, Georgia 30106

(Full title of the plan and the address of the plan)

Caraustar Industries, Inc.

3100 Joe Jerkins Boulevard

Austell, Georgia 30106

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

CARAUSTAR INDUSTRIES, INC.

EMPLOYEES’ SAVINGS PLAN

Financial Statements as of December 31, 2002 and 2001

and for the Year Ended December 31, 2002,

Supplemental Schedules as of December 31, 2002

and Independent Auditors’ Report

CARAUSTAR INDUSTRIES, INC.

EMPLOYEES’ SAVINGS PLAN

Schedules required under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS’ REPORT

To the Administrative Committee

of the Caraustar Industries, Inc.

Employees’ Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Caraustar Industries, Inc. Employees’ Savings Plan (the “Plan”) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/    DELOITTE & TOUCHE LLP

Atlanta, Georgia

June 20, 2003

CARAUSTAR INDUSTRIES, INC.

EMPLOYEES’ SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

	2002	2001
INVESTMENTS, at fair value	$70,821,406	$67,419,572

RECEIVABLES:
Participant contributions	904,793	798,009
Employer contributions	299,474	256,370
Other	4,250	87,283

Total receivables	1,208,517	1,141,662

EXCESS CONTRIBUTIONS REFUNDABLE TO PARTICIPANTS	(107,927)	(476,419)

NET ASSETS AVAILABLE FOR BENEFITS	$71,921,996	$68,084,815

See notes to financial statements.

CARAUSTAR INDUSTRIES, INC.

EMPLOYEES’ SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2002

ADDITIONS:
Contributions:
Participant contributions	$10,026,241
Employer contributions	3,568,671
Rollovers from qualified plans	1,616,254

Total contributions	15,211,166
Transfers from other plan (Note 1)	88,959
Dividends and interest	1,363,334

Total additions	16,663,459

DEDUCTIONS:
Net depreciation in fair value of investments	7,432,931
Benefits paid to participants	5,317,679
Administrative expenses	75,668

Total deductions	12,826,278

NET INCREASE	3,837,181
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	68,084,815

End of year	$71,921,996

See notes to financial statements.

CARAUSTAR INDUSTRIES, INC.

EMPLOYEES’ SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2002 and 2001 AND FOR THE YEAR ENDED DECEMBER 31, 2002

1.	PLAN DESCRIPTION

The following description of the Caraustar Industries, Inc. Employees’ Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan established by Caraustar Industries, Inc. (the “Company”) for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

As a result of the Company’s acquisition of Arrow Paper Products Company on September 6, 2000, the Arrow Paper Products Hourly 401(k) Plan was merged into the Plan on May 1, 2002. Assets of $88,959 were transferred into the Plan on May 1, 2002.

Plan Administration—The Plan is administered by an administrative committee that is appointed by the board of directors of the Company. Fidelity Management Trust Company (the “Trustee”) serves as the Trustee for the Plan.

Contributions—Participation in the Plan is voluntary. Each year participants may contribute between 1% and 25% of pretax eligible compensation and of after-tax compensation. Any noncollectively bargained employee who was hired on or after July 1, 2001 and who satisfies the eligibility requirements, as defined by the Plan, will automatically have 2% of eligible compensation contributed to the Plan for each pay period, unless the employee notifies the employer that he/she does not want to contribute or wants to contribute a different amount.

The Company contributes 50% of the participant’s total pretax deferral, up to 6% of the participant’s annual compensation. The participant’s after-tax contributions are not eligible for matching contributions.

Vesting—Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions is based on years of continuous service. Prior to January 1, 2002, credit for whole years of service required 1,000 hours of service during a plan year. Effective January 1, 2002, credit for a whole year of service requires employment from January 1 to December 31 for participants hired before January 1, 2002, and service computation periods are based on date of hire for participants hired after that date. A participant’s employer matching contributions vest according to the following schedule:

Vested Interest
Years of service:
Less than one year	0%
One year, but less than two years	25
Two years, but less than three years	50
Three years, but less than four years	75
Four or more years	100

While employed, a participant may withdraw vested Company matching contributions. Participants who reach retirement age, become disabled, or die become vested immediately in Company contributions.

Forfeited Accounts—Forfeited accounts are first used to reduce administrative expenses and then to reduce future employer contributions. Forfeitures were $49,486 for the year ended December 31, 2002.

Benefit Payments—Upon termination of service due to death, disability, or retirement, a participant or the participant’s beneficiary may elect to receive an amount equal to the value of the participant’s vested interest in his/her account. The normal age of retirement is 65; however, a participant may receive benefits payments beginning at the age of 59 1/2 without penalty. The form of payment is a lump-sum distribution or an annuity to be paid in monthly, quarterly or annually installments over a period not to exceed ten years. Participants may also elect to receive a distribution in kind for amounts invested in Caraustar Industries, Inc. common stock.

Participant Accounts—Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contributions and the Company’s contributions as well as the participant’s share of the Plan’s income (losses) and any related administrative expenses. Allocations of income (losses) and expenses are based on the participant’s account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options—Participants may direct their contributions into various investment options, which include primarily Fidelity mutual funds and Company common stock. Participants may change their investment elections at any time.

Loans to Participants—A participant may borrow the lesser of $50,000 or 50% of his/her vested account balance, with a minimum loan amount of $1,000. Loans are repaid through payroll deductions and are collateralized by the participant’s account balance. The maximum length of the loan is five years unless the loan is used to purchase a principal residence, in which case the length of the loan can be 30 years. The interest rate is the prime rate, as published in The Wall Street Journal on the last business day in the month in which the loan is taken out, plus 1%. Interest rates on loans to participants ranged from 5.0% to 10.5% as of December 31, 2002.

Plan Termination—Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the terms of ERISA. In the event of Plan termination or partial termination, participants will become fully vested in their accounts.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Income Recognition—Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

Investment Valuation—Cash equivalents are stated at cost, which approximates market value. Marketable securities are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price. Participant loans are stated at remaining unpaid principal balance, which approximates fair value.

Net Depreciation in Fair Value of Investments—Net realized gains (losses) from the sale of investments and changes in unrealized appreciation (depreciation) are recorded in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

Administrative Expenses—The Company pays all administrative expenses of the Plan except for the administrative costs of mutual funds and loan processing fees.

3.	INVESTMENTS

The fair market values of individual assets, including those that represent 5% or more of the Plan’s net assets are as follows:

	2002		2001
	Shares	Fair Value	Shares	Fair Value
Fidelity Dividend Growth Fund	957,616	$21,373,985	960,375	$27,207,411
Fidelity Diversified International Fund	442,148	7,587,267	405,265	7,732,461
Fidelity Balanced Fund	290,626	3,862,421	239,432	3,567,534
PIMCO Total Return Fund	398,269	4,249,533	307,701	3,218,553
Fidelity Retirement Money Market Fund	6,218,306	6,218,306	4,780,521	4,780,521
Caraustar Industries, Inc. common stock	902,799	8,558,531	823,168	5,704,556
Other	992,239	18,971,363	664,084	15,208,536

		$70,821,406		$67,419,572

Net (depreciation) appreciation in fair value of investments by major type is as follows for the year ended December 31, 2002:

Registered investment companies	$(9,539,358)
Caraustar Industries, Inc. common stock	2,106,427

$(7,432,931)

4.	TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated July 29, 2002, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

5.	RELATED-PARTY TRANSACTIONS

Certain of the Plan’s investments are shares of mutual funds managed by the Trustee or affiliates of the Trustee. Transactions related to such investments qualify as permissible party-in-interest transactions under ERISA.

At December 31, 2002 and 2001, the Plan held 902,799 and 823,168 shares, respectively, of Caraustar Industries, Inc. common stock. During the year ended December 31, 2002, dividends received on the stock held totaled $25,076. Fees paid to an affiliate of the Trustee for recordkeeping services totaled $75,668 for the year ended December 31, 2002.

6.	NONEXEMPT TRANSACTIONS

During 2002, the Plan failed to remit $4,814 of employee contributions to the trust on a timely basis. Such contributions have since been remitted to the trust. There were no earnings related to the contributions.

During 2001, the Plan failed to remit $875 of employee contributions to the trust on a timely basis. Such contributions have since been remitted to the trust. There were no earnings related to the contributions.

SUPPLEMENTAL SCHEDULES

(See Independent Auditors’ Report)

CARAUSTAR INDUSTRIES, INC.

EMPLOYEES’ SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

DECEMBER 31, 2002

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost		Current Value
	COMMON STOCK:
*	Caraustar Industries, Inc.	Common stock, 902,799 shares	(a	)	$8,558,531
	MONEY MARKET FUND:
*	Fidelity Money Market Trust	Retirement Money Market Fund, 6,218,306 shares	(a	)	6,218,306

	REGISTERED INVESTMENT COMPANIES:
*	Fidelity Investment Trust	Fidelity Diversified International Fund, 442,148 shares	(a	)	7,587,267
*	Fidelity Devonshire Trust	Fidelity Equity Income Fund, 57,095 shares	(a	)	2,264,954
*	Fidelity Securities Fund	Fidelity OTC Portfolio, 84,733 shares	(a	)	2,025,977
		Fidelity Dividend Growth Fund, 957,616 shares	(a	)	21,373,985
*	Fidelity Institutional Trust	Spartan U.S. Equity Index Fund, 44,426 shares	(a	)	1,383,883
*	Fidelity Aberdeen Street Trust	Fidelity Freedom Income Fund, 118,247 shares	(a	)	1,253,413
		Fidelity Freedom 2000 Fund, 55,874 shares	(a	)	615,173
		Fidelity Freedom 2010 Fund, 126,248 shares	(a	)	1,444,279
		Fidelity Freedom 2020 Fund, 130,140 shares	(a	)	1,384,687
		Fidelity Freedom 2030 Fund, 81,182 shares	(a	)	831,305
		Fidelity Freedom 2040 Fund, 34,412 shares	(a	)	201,655
*	Fidelity Puritan Trust	Fidelity Balanced Fund, 290,626 shares	(a	)	3,862,421
*	Fidelity Commonwealth Trust	Fidelity Large Cap Stock Fund, 133,539 shares	(a	)	1,488,956
	Pacific Investment Management Company	PIMCO Total Return Fund, 398,269 shares	(a	)	4,249,533
	Ariel Funds	Ariel Appreciation Fund, 38,369 shares	(a	)	1,268,474
		Morgan Stanley Small Company Growth—Class B, 20,974 shares	(a	)	152,271
		Fidelity Low Priced Stock Fund, 67,000 shares	(a	)	1,686,395

	PARTICIPANT LOANS:

*	Various plan participants	Interest rates ranging from 5.0% to 10.5%, maturing in 1 to 360 months	(a	)	2,969,941

		Total investments			$70,821,406

*	Indicates a party-in-interest transaction.
(a)	Cost information is not required to be presented for participant-directed investments.

CARAUSTAR INDUSTRIES, INC.

EMPLOYEES’ SAVINGS PLAN

SCHEDULE OF NONEXEMPT TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2002

Identity of Party Involved	Relationship to Plan, Employer, or Other Party-in-Interest	Including Maturity Date, Rate of Interest, Collateral, Par, on Maturity Value	Deemed Principal Amount
Caraustar Industries, Inc.	Plan Sponsor	Overdue 2002 employee contributions not timely remitted to the plan	$4,814
Caraustar Industries, Inc.	Plan Sponsor	Overdue 2001 employee contributions not timely remitted to the plan	875

*This represents the total amount of contributions that have been withheld from employees but not remitted timely into the Plan by the Plan sponsor.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Caraustar Industries, Inc., as plan administrator, has duly caused this annual report to be signed on behalf of the Caraustar Industries, Inc. Employees’ Savings Plan by the undersigned hereunto duly authorized.

CARAUSTAR INDUSTRIES, INC.

By:	/s/ BARRY A. SMEDSTAD
Barry A. Smedstad Vice President, Human Resources and Public Relations

Date: June 27, 2003

EXHIBIT INDEX

Exhibit No.	Document

23	Consent of Deloitte & Touche LLP

99	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002